EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

J.B. Hunt Transport Services, Inc.

We consent to the incorporation by reference in the registration statement (No. 333-103748) on Form S-8 of J.B. Hunt Transport Services, Inc. of our report dated June 11, 2004, relating to the statements of net assets available for benefits of the J.B. Hunt Transport Services, Inc. Employee Retirement Plan as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended, which report appears in the December 31, 2004, annual report on Form 11-K of the J.B. Hunt Transport Services, Inc. Employee Retirement Plan.

/s/ KPMG LLP

Tulsa, Oklahoma

June 16 , 2005